SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Amendment No: 3

Neozyme II Corp.
(Name of Issuer)

Common Offered in Units with Warrants of Genzyme Corp.
(Title of Class of Securities)

G6420H146000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(  )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.
G6420H112001

1)   Names of Reporting Person

     Lehman Brothers Holdings Inc.
     S.S. or I.R.S. Identification No. of Above Person
     13-3216325


2)   Check the Appropriate box if a Member of a Group

     (a)  (_X_) Sole
     (b)  (___) Joint Filing

3)   SEC Use Only

4)   Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned by Each Reporting person with:

5)   Sole Voting Power
     364,259

6)   Shared Voting Power
     -0-

7)   Sole Dispositive Power
     364,259

8)   Shared Dispositive Power
     -0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     364,259

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

     (___)

11)  Percent of Class Represented by Amount in Row 9

     15.08%

12)  Type of Reporting Person

     HC/CO





Item 1(a).     Name of Issuer:  Neozyme II Corp.
Item 1(b).     Address of Issuer's Principal Executive Offices:

               Todman Building
               Main Street
               Road Town
               Tortola, British Virgin Islands

Item 2(a).     Name of Person Filing:
               Lehman Brothers Holdings Inc.

Item 2(b).     Address of Principal Business Office:
               3 World Financial Center
               New York, NY  10285

Item 2(c).     Citizenship or Place of Organization:

               See Item 4 of cover pages

Item 2(d).     Title of Class of Securities:

               Common Offered in Units with Warrants of Genzyme
Corp.

Item 2(e).     CUSIP Number:

                  G6420H112001

Item 3.   Information if statement is filed pursuant to Rules 13d-
          1(b) or
          13d-2(b):

          The person filing this statement is Lehman Brothers
Holdings Inc., a parent holding company in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.   Ownership

          (a)  Amount Beneficially Owned as of:  December 31, 1995

               See Item 9 of cover pages

          (b)  Percent of Class:

               See Item 11 of cover pages

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote
               (ii) shared power to vote or to direct the vote
               (iii)     sole power to dispose or to direct the disposition
               (iv)shared power to dispose or to direct the disposition

                  See Items 5-8 of cover pages

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

               The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities
Exchange Act of 1934.

Item 8.   Identification and Classification of Members of the Group

               Not Applicable.

Item 9.   Notice of Dissolution of Group

               Not Applicable.

Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 31, 1995


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Karen C. Manson
     ____________________
Name:  Karen C. Manson
Title: Vice President
       Secretary